SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2020:

(x) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.					CPF/CNPJ:
Qualification: Subsidiary (controlled)
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Derivatives		Swap referenced in Shares					30,039,800
Derivatives		Swap referenced in ADR					26,974,653
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	3	613,100	R$ 14.70000	R$ 9,012,570.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	3	613,100	R$ 14.70000	R$ 9,012,570.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Derivatives		Swap referenced in Shares					30,039,800
Derivatives		Swap referenced in ADR					26,974,653

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

(*)	Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2020:

(x) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					160,947
ADR		Common					0
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	ADRs Conversion	22	129,241	R$ 0.00000	R$ 0.0
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	1	128,154	R$ 14.68000	R$ 1,881,300.72
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	22	21,662	R$ 15.51000	R$ 335,977.62
Shares	Common	Direct with the Company	Buy - Plan of Shares Acquisition	23	21,663	R$ 15.50000	R$ 335,776.50
ADR	Common	Direct with the Company	ADRs Conversion	22	129,241	R$ 0.00000	R$ 0.0
ADR	Common	Direct with the Company	ADRs Phantom	22	129,241	R$ 15.44000	R$ 1,995,481.04
Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					203,185
ADR		Common					0

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)    Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

(*)	Each ADR is equivalent to 1 (one) share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer